SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

January 5, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	pdvWireless, Inc.
Annual Report on Form 10-K
Filed June 13, 2016
File No. 001-36827

Ladies and Gentlemen:

We are writing on behalf of our client, pdvWireless, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 23, 2016, to Mr. Tim Gray, the Company’s Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K (File No. 001-36827) filed with the Commission on June 13, 2016 (the “Form 10-K”).

This letter sets forth the Staff’s comment in full below, and provides the Company’s response to such comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Overview, page 32

1.	Explain why you believe that the expansion of your private push-to-talk network to provide data and other broadband services will not encounter the same technological difficulties that resulted in Sprint selling the 900 MHz spectrum to your company.

GUNDERSON    DETTMER    STOUGH    VILLENEUVE    FRANKLIN & HACHIGIAN, LLP

3570  CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, CA 92130 / PHONE: 858.436.8000 / FAX: 877.881.9192

Division of Corporation Finance

U.S. Securities and Exchange Commission

Response:

The 900 MHz spectrum the Company acquired from Sprint was not (as then configured) usable by Sprint for the 4G LTE broadband technology Sprint planned to deploy because it was not sufficiently contiguous and had not been authorized for broadband services by the Federal Communications Commission (the “FCC”). The channels Sprint owned in the 900 MHz band are not all positioned side-by-side (i.e., contiguous), but some of the channels are separated by one or more channels that have either been licensed to other third parties or remain unlicensed. (Please see pages 2 and 3 of the Business Section.) The 4G LTE broadband technology Sprint planned to deploy was designed for and requires sufficient contiguous channels (i.e., approximately 112 contiguous channels of 12.5 kHz each) to enable the transmission of large, dense data files and video streams in addition to voice communications. As a result, by selling its 900 MHz spectrum licenses, Sprint avoided the costs and risks associated with pursuing the regulatory and other actions required to re-align the spectrum into contiguous channels and obtain approval to offer broadband services. Once properly re-aligned, the Company is not aware of any unique physical characteristics of the 900 MHz band that would prevent its use for broadband services with available technologies.

The Company acquired Sprint’s 900 MHz spectrum licenses in September 2014. As a result of this acquisition, the Company is now the largest holder of spectrum licenses in the 900 MHz band. The Company holds on average 240 of the 400 total 900 MHz channels in the top 20 metropolitan markets in the United States. (Please see page 11 of the Business Section and page 34 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) Section.) Although not sufficiently contiguous for broadband use, the 900 MHz channels the Company acquired from Sprint (as currently configured) can and do support the deployment and use of existing, commercially available narrowband technologies without the need for re-alignment. The Company is currently using its 900 MHz spectrum to operate dedicated push-to-talk (“PTT”) networks in seven major markets within the United States. (Please see page 1 of the Business Section and page 32 of the MD&A Section.)

In addition to operating its PTT networks, the Company is independently pursuing initiatives to increase the efficiency and capacity of its spectrum holdings, including initiatives that may allow it to offer broadband services in the future. Most importantly, the Company filed (together with the Enterprise Wireless Alliance) a Joint Petition for Rulemaking with the FCC in November 2014 proposing a re-alignment of the 900 MHz band to create a block of contiguous channels authorized for broadband services, with the remaining channels designated for narrowband operations. In September 2016, an item was circulated at the FCC related to the Joint Petition. The Company is currently waiting for the FCC Commissioners to vote on and, if approved, adopt and release the item. Although the FCC has not announced a decision on the Joint Petition, the Company currently believes that the most likely outcome is that the FCC will adopt a Notice of Inquiry as the next step in the process. A Notice of Inquiry is a vehicle for the

Division of Corporation Finance

U.S. Securities and Exchange Commission

FCC to gather additional information for the record. The Company continues to believe in the merits of its proposal, and that the Joint Petition is consistent with the FCC’s past practices and policies to support actions that increase the efficiency and capacity of FCC spectrum. Nevertheless, obtaining a favorable result from the FCC may take a significant amount of time and resources. Moreover, there is no assurance that the FCC will ultimately approve the Company’s Joint Petition or will conduct a rulemaking proceeding regarding the re-alignment of the 900 MHz band to support the deployment of broadband technologies. (Please see pages 4 and 5 of the Business Section and page 33 of the MD&A Section.)

The Company is also pursuing other initiatives to support its ability to offer broadband services in the future, including acquiring additional channels in the 900 MHz band and swapping channels with other incumbents in the 900 MHz band to assemble greater contiguous channel holdings. The Company has also conducted evaluations to confirm whether existing technologies and equipment can be used to support broadband services in the 900 MHz band. Based on these evaluations, the Company currently believes that existing broadband technologies and equipment can be used to support broadband services in the 900 MHz band. As a result, the Company continues to believe that if it can gain access to appropriately sized contiguous channel blocks (whether through the successful conclusion of its pending Joint Petition with the FCC or by other actions, such as its channel acquisition and swapping activities, or a combination of them), it will be able to deploy broadband technologies using its reconfigured 900 MHz spectrum in the future, without material technical difficulties. (Please see pages 5 and 6 of the Business Section and page 33 of the MD&A Section.)

It should be noted, however, that the Company’s continued operation of its existing PTT business is not contingent on the success of its Joint Petition with the FCC or its other efforts to increase the number of contiguous channels its holds in the 900 MHz band. The Company can continue to grow its PTT business with its existing spectrum, and without broadband technology. The Company is pursuing the future deployment of broadband technologies to enable it to offer new services and to pursue new customer opportunities in addition to those services and customer opportunities it is currently offering and pursuing with its existing PTT business.

As requested by the Staff, the Company hereby confirms that it will comply with the Staff’s comment in its future filings. The Company will clarify that (i) its existing PTT business is independent of, and not contingent upon, its initiatives to increase the efficiency and capacity of its spectrum holdings and (ii) the re-alignment of its 900 MHz spectrum licenses to create appropriately sized contiguous channels, whether through the FCC Joint Petition process and/or its other initiatives, remains the critical factor in determining whether the Company will be able to deploy and offer broadband services in the future. The Company will also continue to update its broadband technology disclosure in future filings based on its continued evaluation of whether existing technologies and equipment can support broadband services in the 900 MHz band, including any material technology risks it may identify in the future.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Acknowledgement:

The Company acknowledges the following:

•	the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff; and

•	the Staff may have additional comments after reviewing the Company’s response set forth in this letter.

If you require any additional information on this matter, or if we can provide you with any other information that will facilitate your continued review of the Company’s Form 10-K, please advise us at your earliest convenience. You may reach me at (858) 436-8064.

Very truly yours,

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner

Enclosure

cc:	Mr. Tim Gray, Chief Financial Officer
Mr. Tom Sidman, Chief Legal Officer